# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maiden Holdings, Ltd., CIK 0001412100
CUSIP: G5753U112
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 48 Par-la-Ville Road, Suite 1141, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001512303
Persons authorized to receive notices and communications: Lawrence F. Metz, 159 Bank Street, 4th Floor, Burlington, Vermont (VT), 05401, 856-359-2400

## Reporting persons
- Maiden Holdings North America, Ltd. (CIK 0001512303): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maiden Reinsurance Ltd. (CIK 0001960757): type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Vermont (VT); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maiden Holdings, Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Maiden Holdings, Ltd.
Address of issuer's principal executive offices: 48 Par-la-Ville Road, Suite 1141, Hamilton, Bermuda (D0), HM11
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Schedule 13D filed on January 6, 2023 (the "Original Schedule 13D"), as amended by the Amendment No. 1 to Schedule 13D filed on December 31, 2024 ("Amendment No. 1"), relating to the common shares, par value $0.01 per share (the "Common Shares") of Maiden Holdings, Ltd., a holding company organized under the laws of Bermuda (the "Issuer"). This Amendment No. 2 is being filed by Maiden Reinsurance Ltd. (the "Subsidiary"), Maiden Holdings North America, Ltd. ("MHNA") and the Issuer (together with the Subsidiary and MHNA, the "Reporting Persons"). Except as specifically amended by this Amendment No. 2, information provided in the Original Schedule 13D as amended by Amendment No. 1 is unchanged. Capitalized terms not defined herein shall have the meanings ascribed to them in Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of Amendment No. 1 is hereby amended and supplemented by adding the following: On May 27, 2025, Kestrel Group LLC, the equityholders of Kestrel Group LLC, Ranger U.S. Newco LLC, Ranger Bermuda Merger Sub Ltd, Ranger Bermuda Topco Ltd ("Bermuda NewCo") and Ranger Merger Sub 2 LLC consummated the transactions under the Combination Agreement, pursuant to which each Common Share of the Issuer was automatically canceled and converted into the right to receive one-twentieth (0.05) of a Bermuda NewCo common share. In connection with the consummation of the transactions under the combination agreement, the Issuer and Kestrel Group LLC released a joint press release, a copy of which is included as Exhibit 99.7 to this Amendment No. 2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons have no beneficial ownership of the Issuer. The Reporting Persons have no sole or shared dispositive power or voting power.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days, other than as described in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Refer to the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 27, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of Amendment No. 1 is hereby amended and supplemented by adding the following: Information set forth above in Item 4 of this Amendment No. 2 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7: Joint Press Release of Maiden Holdings, Ltd. and Kestrel Group LLC (incorporated by reference to the Current Report on Form 8-K, filed by the Issuer on May 27, 2025).

## Signatures
- Maiden Holdings North America, Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Chairman of the Board (05/29/2025)
- Maiden Reinsurance Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Executive Vice Chairman and President, Maiden Holdings, Ltd. (05/29/2025)
- Maiden Holdings, Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Executive Vice Chairman and President (05/29/2025)